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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 12a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 AUGUST 8, 2001

                           COMMISSION FILE NO. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                   12 ABBA HILEL SILVER STREET, P.O. BOX 1281
                                       LOD
                                  71111 ISRAEL
                    (Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F  /X/             Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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               Yes / /                 No  /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

         Attached hereto and incorporated by reference herein is a press release of the registrant dated August 8, 2001.


NUR MACROPRINTERS ANNOUNCES SECOND QUARTER AND SIX MONTHS FINANCIAL RESULTS

REVENUES UP 25.2% & 35.2%, RESPECTIVELY; STRONG CONSUMABLES SALES; RESURGENCE IN SECOND QUARTER U.S. SALES

LOD, Israel, Aug. 8 -- NUR Macroprinters Ltd. (Nasdaq; NURM), a world leading manufacturer of wide and superwide format digital printing systems and consumables for the out-of-home advertising market, today announced financial results for the second quarter and six months ended June 30, 2001.

Revenues for the second quarter of 2001 increased by 25.2% to $30.3 million from $24.2 million in the second quarter of 2000. Gross profit for the period was approximately $12.0 million, the same as the comparable period last year. Operating income for the second quarter was approximately $1.0 million versus $3.8 million for the year prior same period. Net income for the quarter was $40,000, or $0.00 per share, compared to $3.1 million, or $0.22 per share fully diluted, in the second quarter of 2000.

Revenues for the first six months of 2001 rose 35.2% to $61.7 million from $45.6 million in the first six months of 2000. Gross profit for the period was $25.0 million excluding one-time inventory write-offs of $4.0 million, and $21.0 million including such charges, as compared to $21.8 million for the year prior same period. Operating income for the first half of 2001 was $2.0 million excluding one-time inventory write-offs of $4.0 million and $2.5 million of restructuring costs, and a loss of $(4.5 million) including such charges, as compared to $6.7 million for the first half of 2000. Net loss for the six month period was $(3,000) pro forma and $(6.5 million) or $(0.45) per share fully diluted, as reported, as compared to net income of $5.6 million, or $0.40 per share fully diluted, for the first half of 2000.

Erez Shachar, NUR Macroprinters CEO, commented, "While we are happy to see the period-over-period sales growth, the developments within these numbers are more interesting. Sales in North America, the primary reason behind our first quarter revenue drop, have strongly improved in the second quarter. Also, our worldwide sizable and growing installed base is generating an increasing recurring revenues base of consumables sales. We believe that the growing consumables sales are a good indicator of the relative strength of the out of home advertising market, and the robust demand for our customers' print services. In the next several years, we see consumables sales accounting for half of all of our sales annually. As recently announced, NUR Macroprinters together with CitiCapital, a division of Citigroup, have launched "NUR Capital Business and Finance Programs" to provide ready financing for both current and prospective clients -- one of the biggest barriers to sales."

NUR's Chief Financial Officer, Hilel Kremer commented, "On an operating basis, we are pleased to report that we have significantly lowered expenses as planned, compared to both the first quarter of 2001 and the fourth quarter of 2000. The Company successfully implemented its previously announced restructuring plan, both in Europe and the U.S., with the resultant adjustment of its cost structure in line with current economic conditions. Since the beginning of the year, NUR Macroprinters has reduced its worldwide workforce by fourteen percent. The Company remains positive in its long-term strategic outlook for the growth prospects of the wide and superwide format digital printing market, and its leadership position in it."


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The Company will host a conference call to discuss these results on Wednesday,
August 8th, at 11:OOAM, EDT/6:00 PM, Israel time. To participate, please call; 1-800-711-5301 (U.S. toll free), 1-800-262-424 (Israel toll free),
1-785-832-0301 (International), ID Code: NUR

The conference call will also be Webcast live at: www.nur.com/investors, and will be available for replay at that site starting 2pm EDT on the day of the call, or by calling 1-888-566-0152 (U.S.) / 1-402-220-9186 (international)

About NUR Macroprinters Ltd.

NUR Macroprinters (Nasdaq; NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR's fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers' wide ranging printing requirements.

NUR Macroprinters Ltd. can be found on the Internet at http://www.nur.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.'s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.

This press release is available at http://www.nur.com/ and http://www.portfoliopr.com/


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                             NUR MACROPRINTERS LTD.
                      Consolidated Statements of Operations
                   U.S. $ in thousands, except per share data

                                                                                     Six months ended
                                                                       6/30/01            6/30/01           6/30/00
                                                                      As reported        Pro forma         As reported
               Revenues
                  Sales of printers and related products            $     61,698       $     61,698       $     45,627
                                                                                                                     0
                                                                          61,698             61,698             45,627
               Cost of revenues
                  Cost of sales of printers and
                    related products                                      36,695             36,695             23,830
                  One time inventory write-offs                            3,989                 --                  0
                                                                          40,684             36,695             23,830

               Gross profit                                               21,014             25,003             21,797
                                                                           34.06%             40.52%             47.77%
               Research & Development expenses                             5,995              5,995              4,872
               Less-Grants                                                  (250)              (250)              (215)
               Research & Development expenses, net                        5,745              5,745              4,657

               Selling expenses, net                                       9,197              9,197              6,278
               General and administrative expenses                         6,594              6,594              4,184
               Amortization of goodwill and other
                 intangible assets                                         1,452              1,452                  0

               Restructuring costs                                         2,543                  0                  0
                                                                          19,786             17,243             10,462

               Operating income (loss)                                    (4,517)             2,015              6,678

               Financial expenses net                                     (1,923)            (1,923)              (375)
               Other income net                                              (59)               (59)                 8

               Income (loss) before taxes on income
                 and equity losses                                        (6,499)                33              6,311

               Taxes on income                                                 0                  0               (525)
               Equity in profits (losses) of
                 affiliates, net of taxes                                    (36)               (36)              (140)
               Minority interest

               Net income (loss) for the period                     $     (6,535)      $         (3)      $      5,646
                                                                          -10.59%              0.00%             12.37%

               Earning (loss) per share                             $      (0.45)      $      (0.00)      $       0.46
               Diluted earnings (loss) per share                    $      (0.45)      $      (0.00)      $       0.40
               Weighted average number of shares
               outstanding during the period                          14,570,954         14,570,954         12,145,662
                 Weighted average number of shares
                  outstanding during the period used
                  for dilluted earnings (loss) per share                      --                 --         14,164,349

----------
(*) Excluding one time inventory write-offs of $4 million and $2.5 million of restructuring costs

                                       3
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                             NUR MACROPRINTERS LTD.
                      Consolidated Statements Of Operations
                   U.S. $ in thousands, except per share data


                                                                   Three months ended
                                                                6/30/01            6/30/00
                                                              As reported        As reported
               Revenues
                  Sales of printers and related
                   products                                 $     30,255       $     24,158

                                                                  30,255             24,158
               Cost of revenues
                  Cost of sales of printers and
                   related products                               18,275             12,156
                  One time inventory write-offs
                                                                  18,275             12,156

               Gross profit                                       11,980             12,002
                                                                   39.60%             49.68%
               Research & Development expenses                     2,917              2,675
               Less-Grants                                          (250)                (1)
               Research & Development expenses, net                2,667              2,674

               Selling expenses, net                               4,550              3,374
               General and administrative expenses                 3,051              2,165
               Amortization of goodwill and other
                 intangible assets                                   726

               Restructuring costs                                     0                  0
                                                                   8,327              5,539
               Operating income (loss)                               986              3,789

               Financial expenses net                               (910)              (122)
               Other income net                                      (59)                 7

               Income (loss) before taxes on income
                 and equity losses                                    17              3,674

               Taxes on income                                         0               (247)
               Equity in profits (losses) of
                 affiliates, net of taxes                             23               (326)
               Minority interest

               Net income (loss) for the period             $         40       $      3,101
                                                                    0.13%             12.84%

               Earning (loss) per share                     $       0.00       $       0.25
               Diluted earnings (loss) per share            $       0.00       $       0.22
               Weighted average number of shares
               outstanding during the period                  14,579,233         12,345,750
                 Weighted average number of shares
                  outstanding during the period used
                  for diluted earnings (loss) per share       15,027,609         14,222,232

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(*)   Excluding one time inventory write-offs of $4 million and $2.5 million of restructuring costs


                                       4
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                             NUR MACROPRINTERS LTD.
                   Condensed Balance Sheets, US$ in thousands


                                                                30.06.01       31.12.00
                Current Assets:
                    Cash and cash equivalents                  $  10,517      $  19,219
                    Accounts receivable - trade                   35,886         43,126
                    Other receivables and prepaid expenses         7,055          6,469
                    Inventories                                   25,826         23,547

                Total Current Assets:                             79,284         92,361

                Investments and other non-current assets
                Long-term accounts receivables - trade             2,885          2,387
                Investments and other non-current assets             923          1,443
                Severance pay funds                                  692            696
                                                                   4,500          4,526

                Property and Equipment, net                       10,880          7,046

                Other assets, net                                 15,287         15,994

                Total assets                                     109,951        119,927

                Liabilities and Shareholders' Equity
                Current Liabilities:
                Short - term bank credit                             681            667
                Current maturities of long - term loans            5,451            864
                Trade payables                                    17,154         20,222
                Accrued expenses and other liabilities            14,292         13,423
                Advances from Customers                            1,130          1,999
                Total Current Liabilities                         38,708         37,175
                Long - Term Liabilities:
                Long - Term loans                                 29,315         33,847
                Accrued severance pay                                946            980
                                                                  30,261         34,827
                Shareholders' Equity:
                Share capital                                      3,659          3,618
                Capital surplus                                   39,376         39,057
                Cumulative translation adjustment                 (1,346)          (578)
                Accumulated Earnings (Deficit)                      (707)         5,828
                Total Shareholders' Equity                        40,982         47,925
                Total Liabilities and Shareholders' Equity       109,951        119,927


                                       5


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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           NUR MACROPRINTERS LTD.


August 10, 2001                             By: /s/ Erez Shachar
                                               --------------------------
                                               Erez Shachar
                                               Chief Executive Officer